FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 22, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for October 22, 2007 and incorporated by reference herein is the Registrant’s immediate report dated October 22, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: October 22, 2007

BluePhoenix Wins Major Contract To Modernize PowerBuilder
Applications To Java For Global Telecommunications Customer

—	BluePhoenix LanguageMigrator(TM)conversion solution to be used to implement project
—	Another sign of growing trend of companies migrating off PowerBuilder to Java or C#

CARY, N.C. – October 22, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has won a major contract to convert PowerBuilder applications to Java for a global telecommunications company. The modernization project will be implemented using BluePhoenix’s LanguageMigrator conversion solution, which enables organizations to automatically migrate legacy applications to prevailing languages and technologies.

PowerBuilder is a 4GL rapid application development environment originally created by Powersoft in the early ‘90s and later sold to Sybase in 1994. Over the last 15 years PowerBuilder has been used by tens of thousands of mid to large size companies to implement mission critical client / server applications. While many of these applications are still in use today, numerous companies are actively seeking to migrate away from PowerBuilder.

In fact, a recent Forrester Research report “Got Legacy? Migration Options for Applications,” notes that 92% of companies surveyed say they no longer use proprietary 4GLs (like PowerBuilder) for maintenance or new development of applications. This trend is mainly due to issues including functionality limitations, the shrinking pool of trained PowerBuilder programmers available and the increasing costs of maintaining PowerBuilder applications.

“Our customer’s changing business requirements dictates a move to a modern platform and our automatic migration solution supports their strategic direction to consolidate on Java,” said Arik Kilman, CEO of BluePhoenix. “Our LanguageMigrator solution along with our proven migration methodology enables us to guarantee results while minimizing risk and disruption to current operations.”

BluePhoenix LanguageMigrator is a highly automated industry-leading migration technology that produces an exact equivalent of the original PowerBuilder application in Java including all of the application’s business rules, without the errors common in manual coding. LanguageMigrator provides a comprehensive end-to-end migration solution that includes source code analysis, external resource identification and modification (if required), code migration, and quality assurance verification.

For more information about migrating from PowerBuilder to Java, please download: “BluePhoenix LanguageMigrator for PowerBuilder” whitepaper (http://www.bphx.com/?pageID=13).

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com